**FORM 51-102F3**

*Material Change Report*

**Item 1: Name and Address of Company**

**ALEXANDRA CAPITAL CORP.**
300-2015 Burrard Street
Vancouver, BC V6J 3H4

**Item 2: Date of Material Change**

December 27, 2017

**Item 3: News Release**

December 27, 2017, at Vancouver, BC, Canada.

**Item 4: Summary of Material Change**

The Company has arranged a non-brokered private placement of 7,000,000 common shares at a price of $0.50 per share. The Company also announces the election of Jeremy Poirier as a director at its AGM held December 22, 2017.

**Item 5: Full Description of Material Change**

See attached news release.

**Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

**Item 7: Omitted Information**

None.

**Item 8: Executive Officer**

Blake Olafson
President, CEO & Director
Tel: (604)729-2500

**Item 9: Date of Report**

December 28, 2017

**ALEXANDRA CAPITAL CORP.**
2015 Burrard Street, Suite 300
Vancouver, B.C. V6J 3H4

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**December 27, 2017** **Trading Symbol: CSE: AXC**

# Alexandra Announces Poirier as Director and Arranges Private Placement

**Vancouver, BC – December 27, 2017 – Alexandra Capital Corp. (CSE: AXC)** ("**Alexandra**" or the "**Company**") is pleased to announce that it has arranged a non-brokered private placement of 7,000,000 common shares at a price of $0.50 per common share, for gross proceeds of $3,500,000.00. The private placement is subject to regulatory approval.

Finders' fees are payable on a portion of the private placement, in cash and finders' warrants, each equal to six (6%) percent of the amount placed by the finder. The finders' warrants will be exercisable for one year at a price of $0.50 per finders' warrant share.

The proceeds of the private placement will be used for working capital. All securities issued in the private placement will be subject to a four month hold period.

The Company previously announced that it had entered into a non-binding Letter of Intent for the acquisition of WMC ApS, a private Danish company based in Copenhagen which has developed and operates a platform for trading digital assets including digital currencies. The Company continues to investigate the proposed WMC transaction.

The Company further announces the election of Mr. Jeremy Poirier to its board of directors at its annual general meeting on December 22, 2017. Mr. Poirier is the President, CEO and a director of Bearing Lithium Corp., a TSX Venture Exchange listed company and serves as a director of other TSX Venture Exchange listed issuers. Mr. Poirier joins directors Blake Olafson, Vivian Katsuris and Ioannis Tsitos who were all re-elected at the AGM.

**ON BEHALF OF THE BOARD OF DIRECTORS**

*"Blake Olafson"*

Blake Olafson
President and CEO

*(Not for dissemination in the United States of America)*

**Forward Looking Statements**

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-

operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.